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                    F O R . I M M E D I A T E . R E L E A S E

     Spectrum Signal Processing To Play a Role in International Naval Combat

Spectrum's flexComm Platforms Land Design Win in EDO Signal Intelligence System

Burnaby, B.C., Canada -March 19, 2002 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY), a leading provider of high-density solutions for wireless signal and Voice over Packet processing, today announced that EDO Corporation has chosen Spectrum's flexComm signal processing technology for use in its ship-based signal intelligence system called ALOFTS. The ALOFTS system is integrated into international naval defense systems to provide intelligence on the location of submarines and torpedoes. Under the terms of the order, Spectrum will provide flexComm signal processing engines for deployment in the high availability, high reliability ALOFTS. "Our next generation of systems provides signal processing capabilities in a Linux-based CompactPCI platform. We chose Spectrum's flexComm technology because of its industry-leading signal processing technology, off-the-shelf availability, high processing performance, and open-standards architecture," stated Charles Lundrigan, Manager of System Design at EDO. "Not only was Spectrum able to provide us with the enabling technology in a short time frame, but also an exceptional level of technical and customer support."

"We are very enthusiastic about our opportunity to provide for a worldwide defense systems leader like EDO Corporation for a mission critical system such as ALOFTS," stated Pascal Spothelfer, President and CEO of Spectrum Signal Processing. "Our flexible software programmable platforms and superior engineering support offer our customer base the benefits of best in class products, application flexibility and rapid time to market. This win reinforces our capacity to meet the stringent technical and business requirements of the defense community."

About EDO Corporation
EDO Corporation supplies highly engineered products for governments and industry worldwide, including advanced electronic, electromechanical and information systems and engineered materials critical to the mission success of its customers. The Company's Defense Segment provides integrated front-line war fighting systems, including radar countermeasure systems, aircraft weapons storage and release systems, airborne mine countermeasure systems, integrated combat systems and sonar systems and professional, operational, technical and information technology services. EDO's website is www.edocorp.com and the head office is located at 60 East 42nd Street, Suite 5010, New York, NY, USA. Phone
(212) 716-2000; fax (212) 716-2050.


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About Spectrum Signal Processing
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company website at www.spectrumsignal.com.

This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product to EDO Corporation, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.


Spectrum Contacts:
Cheryl Mineault                            Liza Aboud
Technical and Trade Media                  Business Media
Phone:  604-421-5422 ext 220               Phone:  604-421-5422 ext 152
Email: cheryl_mineault@spectrumsignal.com  Email: liza_aboud@spectrumsignal.com